UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Five Point Holdings, LLC

(Name of Issuer)

Class A Common Shares (no par value)

(Title of Class of Securities)

33833Q106

(CUSIP Number)

Sam Levinson

c/o GF Investments

80 Park Plaza

Suite 21A

Newark, NJ 07102

(212) 259-0300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	33833Q106

1.	Names of Reporting Person: Sam Levinson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,224,931
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,224,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,224,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 9.0%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	33833Q106

1.	Names of Reporting Person: GF GW II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,224,931
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,224,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,224,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 9.0%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No.	33833Q106

1.	Names of Reporting Person: GFFP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,224,931
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,224,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,224,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 9.0%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No.	33833Q106

1.	Names of Reporting Person: Simon Glick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,224,931
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 6,224,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,224,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 9.0%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement relates to the Class A common shares, without par value (the “Class A Common Shares”), of Five Point Holdings, LLC, a Delaware limited liability company (the “Issuer”), whose principal executive offices are located at 2000 Five Point, 4th Floor, Irvine, California 92618.

Item 2. Identity and Background

(a) This statement is being filed by Sam Levinson (“Mr. Levinson”), a United States citizen, Simon Glick (“Mr. Glick”), a United States citizen, GF GW II, LLC, a Delaware limited liability company (“GF GW”), and GFFP Holdings, LLC, a Delaware limited liability company (“GFFP Holdings” and, together with Mr. Levinson, Mr. Glick and GF GW, the “Reporting Persons”).

(b) Mr. Glick and Mr. Levinson are managing members of GF GW. GF GW is the managing member of GFFP Holdings and makes investment decisions for GFFP Holdings. By virtue of these relationships, each of Mr. Levinson, Mr. Glick and GF GW may be deemed to beneficially own the Class A Common Shares owned directly by GFFP Holdings.

Because of the relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and each Reporting Person disclaims beneficial ownership of any Class A Common Shares owned by any other Reporting Person.

(c) The address of the principal business of each of the Reporting Persons is c/o GF Investments, 80 Park Plaza, Suite 21A, Newark, NJ 07102. The principal business of each of Mr. Levinson and Mr. Glick is investments and Mr. Levinson currently serves as a director of the Issuer. GF GW is the managing member of GFFP Holdings, which holds securities of the Issuer and its subsidiaries.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levinson and Mr. Glick are citizens of the United States of America. GF GW and GFFP Holdings are Delaware limited liability companies.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 6,219,241 Class A Common Shares beneficially owned by the Reporting Persons was $19,590,609.15. GFFP Holdings acquired such shares using funds from capital contributions from its members.

Item 4. Purpose of Transaction

The Reporting Persons acquired an aggregate amount of 6,219,241 Class A Common Shares for investment purposes pursuant to a Share Purchase Agreement, dated as of September 27, 2024, by and among Castlelake I, L.P., Castlelake II, L.P., Castlelake III, L.P., Castlelake IV, L.P., Castlelake II Opportunities, L.P., CL V Investment Solutions LLC, COP Investing Partners, LLC, HFET Opportunities, LLC, HPSCP Opportunities, L.P., TCS II REO

USA, LLC and TCS Diamond Solutions LLC (collectively, the “Sellers”) and GFFP Holdings (the “Share Purchase Agreement”).

On October 8, 2024, GFFP Holdings acquired 2,936,217 Class A Common Shares in an initial closing of the transactions contemplated by the Share Purchase Agreement, following satisfaction of conditions to the initial closing. On October 22, GFFP Holdings acquired an additional 3,283,024 Class A Common Shares in a subsequent closing of the transactions contemplated by the Share Purchase Agreement, following satisfaction of conditions to the subsequent closing.

At the request of the Issuer, Mr. Levinson agreed to serve as a director of the Issuer and therefore will engage in regular discussions with the Board and management of the Issuer as part of his duties as a director. Mr. Levinson’s appointment as a director of the Issuer by the Board became effective on October 16, 2024.

Subject to regulatory restrictions, market conditions and other factors, the Reporting Persons may purchase additional securities of the Issuer, maintain their present ownership of securities of the Issuer or sell some or all of the securities of the Issuer. The Reporting Persons may modify their plans depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Class A Common Shares, the Issuer’s business prospects and financial position, other developments concerning the Issuer, opportunities that may be available to the Issuer, the price level and availability of the Class A Common Shares, available opportunities to acquire or dispose of the Class A Common Shares, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and other factors deemed relevant by the Reporting Persons. In connection with the activities described above, the Reporting Persons intend to communicate with, and express their views to, the board of directors and management of the Issuer and may communicate with, and express their views to, other persons regarding the Issuer, including, without limitation, other stockholders of the Issuer and potential strategic or financing partners.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own 6,224,931 Class A Common Shares, or approximately 9.0% of the outstanding Class A Common Shares, which includes 6,219,241 Class A Common Shares acquired pursuant to the Share Purchase Agreement and 5,690 Class A Common Shares issuable upon conversion of 18,965,322 Class B Common Shares acquired pursuant to the Share Purchase Agreement, as further described in Item 6. The foregoing percentage calculation is based on 69,358,504 Class A Common Shares of the Issuer outstanding as of October 11, 2024, as reported on the Form 10-Q filed by the Issuer on October 18, 2024.

(b) Each Reporting Person may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, all of the Class A Common Shares such Reporting Person may be deemed to beneficially own as specified in the foregoing paragraph.

(c) Except as set forth in Item 4, no Reporting Person has effected any transactions in the Class A Common Shares during the past 60 days.

(d) The members of GFFP Holdings have the right to receive dividends from, and proceeds from the sale of, the Class A Common Shares directly owned by GFFP Holdings in accordance with their respective interests in GFFP Holdings. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Share Purchase Agreement and is incorporated herein by reference. A copy of the Share Purchase Agreement is attached as an exhibit to this statement, and is incorporated herein by reference.

In addition, as a result of the transactions contemplated by the Share Purchase Agreement, GFFP Holdings is the record holder of an aggregate of (i) 7,101,625 Class A Units of Five Point Operating Company, LP (the “Operating Company Class A Units”), (ii) 11,863,697 Class A Units of The Shipyard Communities, LLC (the “Shipyard Communities Class A Units”), and (iii) 18,965,322 Class B Common Shares of the Issuer. Pursuant to the Limited Partnership Agreement of Five Point Operating Company, LP and the Second Amended and Restated Operating Agreement of The Shipyard Communities, LLC, the Shipyard Communities Class A Units are exchangeable at any time for an equal number of Operating Company Class A Units, which in turn are exchangeable at the option of the Issuer for either (a) Class A Common Shares on a one-for-one basis or (b) cash in an amount equal to the market value of such shares at the time of exchange. Upon an exchange of Operating Company Class A Units for Class A Common Shares, an equal number of Class B Common Shares will automatically convert to Class A Common Shares on a 1-for-0.0003 basis.

On May 2, 2016, the Issuer and certain of the Sellers (the “Seller TRA Entities”), among other current and former holders of Operating Company Class A Units and holders of Shipyard Communities Class A Units, entered into a Tax Receivable Agreement. The Tax Receivable Agreement provides for payments by the Issuer to such investors or their successors in aggregate amounts equal to 85% of the cash savings, if any, in income tax that the Issuer realizes as a result of (i) increases in tax basis that are attributable to exchanges of Operating Company Class A Units for the Class A Common Shares or cash or certain other taxable acquisitions of equity interests by the Issuer, (ii) allocations that result from the application of the principles of Section 704(c) of the Internal Revenue Code of 1986, as amended, and (iii) tax benefits related to imputed interest or guaranteed payments deemed to be paid or incurred by the Issuer as a result of the Tax Receivable Agreement. Pursuant to the Share Purchase Agreement, GFFP Holdings assumed all of the Seller TRA Entities’ interests under the Tax Receivable Agreement at the closing of the transactions contemplated by the Share Purchase Agreement. In connection with assumption of the Seller TRA Entities’ interests under the Tax Receivable Agreement, GFFP Holdings became a party to the Tax Receivable Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Share Purchase Agreement, dated as of September 27, 2024, by and among Castlelake I, L.P., Castlelake II, L.P., Castlelake III, L.P., Castlelake IV, L.P., Castlelake II Opportunities, L.P., CL V Investment Solutions LLC, COP Investing Partners, LLC, HFET Opportunities, LLC, HPSCP Opportunities, L.P., TCS II REO USA, LLC and TCS Diamond Solutions LLC and GFFP Holdings, LLC.

99.2	Tax Receivable Agreement, dated as of May 2, 2016, by and among Five Point Holdings, LLC and the other parties named therein (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-11 filed on April 7, 2017).

99.3	Joint Filing Agreement, dated as of October 23, 2024, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2024

SAM LEVINSON

By:      /s/ Sam Levinson

GF GW II, LLC

By:      /s/ Sam Levinson

Name: Sam Levinson

Title:   Authorized Signatory

GFFP HOLDINGS, LLC

By:      /s/ Sam Levinson

Name: Sam Levinson

Title:   Authorized Signatory

SIMON GLICK

By:      /s/ Simon Glick